UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 6)*

TSAKOS ENERGY NAVIGATION LIMITED

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G9108L108

(CUSIP Number)

George Saroglou

Tsakos Energy Navigation Limited

367 Syngrou Avenue 175 64

P. Faliro, Athens, Greece

011 30210 940 7710

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Stephen P. Farrell, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

November 29, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9108L108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

KELLEY ENTERPRISES INC. EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

THE BAHAMAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

2,221,412
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

2,221,412
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,221,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%
14	TYPE OF REPORTING PERSON*

CO

CUSIP No. G9108L108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MARSLAND HOLDINGS LIMITED EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,362,534
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

1,362,534
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,362,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON*

OO

CUSIP No. G9108L108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

REDMONT TRADING CORP. EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

LIBERIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,113,656
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

1,113,656
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,113,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON*

CO

CUSIP No. G9108L108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FIRST TSAKOS INVESTMENTS INC. EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

LIBERIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,583,946
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

3,583,946

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,583,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.8%
14	TYPE OF REPORTING PERSON*

OO

CUSIP No. G9108L108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TSAKOS HOLDINGS FOUNDATION EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

LIECHTENSTEIN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

4,697,602
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

4,697,602

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,697,602
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.7%
14	TYPE OF REPORTING PERSON*

OO

THIS STATEMENT CONSTITUTES AMENDMENT NO. 6 TO THE SCHEDULE 13D PREVIOUSLY FILED

Item 1. Security and Issuer

This Amendment No. 6 (this “Amendment No. 6”) to Schedule 13D (originally filed on March 20, 2002, subsequently amended and restated on September 8, 2005 and subsequently amended on October 12, 2005, October 25, 2005, December 13, 2005 and February 9, 2006 (the “Schedule 13D”)) relates to the common shares, par value $1.00 per share (“Common Shares”), of Tsakos Energy Navigation Limited, an exempted company organized under the laws of Bermuda (the “Company”). The principal executive office of the Company is located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein and not otherwise defined in this Amendment No. 6 shall have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background

(a) This Amendment No. 6 is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Kelley Enterprises Inc. (“Kelley”); (ii) Marsland Holdings Limited (“Marsland”); (iii) Redmont Trading Corp. (“Redmont”); (iv) First Tsakos Investments Inc. (“First Tsakos”); and (iv) Tsakos Holdings Foundation (“Tsakos Holdings”, and, together with Kelley, Marsland, Redmont and First Tsakos, the “Reporting Persons”), which persons may be deemed, but are not conceded, to constitute a “group” within Section 13(d) of the Securities Act of 1934.

The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. Under the rules of the Securities and Exchange Commission, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of the Tsakos Holdings Foundation and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by the Tsakos Holdings Foundation and may be deemed the beneficial owners of such shares. The Tsakos Holdings Foundation owns all of the outstanding shares of Redmont and First Tsakos.

First Tsakos is a holding company organized under the laws of Liberia which owns all of the outstanding shares of Kelley and Marsland.

Redmont is a holding company organized under the laws of Liberia which beneficially owns the number of Common Shares indicated herein.

Marsland is a holding company organized under the laws of the British Virgin Islands which beneficially owns the number of Common Shares indicated herein.

Kelley is a holding company organized under the laws of the Bahamas which beneficially owns the number of Common Shares indicated herein.

(b) The addresses of the principal offices of each of the Reporting Persons are as set forth on Schedule A. Schedule A is incorporated into and made a part of this Amendment No. 6.

(c) Attached as Schedule B is the name, principal occupation (where applicable) and business address of each member, executive officer and/or director of each of the Reporting Persons. Schedule B is incorporated into and made a part of this Amendment No. 6.

(d) During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraph:

Between May 30, 2006 and November 29, 2006, Kelley acquired an aggregate of 81,000 Common Shares for an aggregate purchase price of $3,226,011. Between June 1, 2006 and November 16, 2006, Marsland acquired an aggregate of 62,300 Common Shares for an aggregate purchase price of $2,454,357. Between May 26, 2006 and November 15, 2006, Redmont acquired an aggregate of 55,000 Common Shares for an aggregate purchase price of $2,171,066. With respect to each of Kelley, Marsland and Redmont, the source of funds for the purchase of the 81,000 Common Shares, 62,300 Common Shares and 55,000 Common Shares, respectively, was capital contributions from their respective shareholders. Each of these purchases were effected in open market purchases executed through the New York Stock Exchange.

Item 4. Purposes of Transactions

Item 4 is hereby amended by adding the following paragraph:

Each of Kelley, Marsland and Redmont acquired the 81,000 Common Shares, 62,300 Common Shares and 55,000 Common Shares, respectively, to increase its investment in the Company. Each of Kelley, Marsland and Redmont is holding its Common Shares solely for investment purposes and each has no plans or proposals with respect to any material change in the Company’s business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of November 29, 2006, the Reporting Persons beneficial ownership of the Common Shares is as follows:

Name	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power		Percentage(2)
Kelley Enterprises Inc.	2,221,412	—		11.7%
Marsland Holdings Limited	1,362,534	—		7.2%
Redmont Trading Corp.	1,113,656	—		5.8%
First Tsakos Investments Inc.	—	3,583,946	(1)	18.8%
Tsakos Holdings Foundation	—	4,697,602	(1)	24.7%

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, together with Sea Consolidation S.A. of Panama and Nikolas P. Tsakos, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. Sea Consolidation S.A and Nikolas P. Tsakos beneficially and of record own 1,813,616 and 16,000 Common Shares, respectively. Together, the group would be deemed to beneficially own 6,527,218 Common Shares, constituting 34.3% of the Company.

(1)	First Tsakos is the sole holder of the outstanding capital stock of Kelley and Marsland and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley and Marsland. Tsakos Holdings is the sole holder of outstanding capital stock of First Tsakos and Redmont and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley, Marsland and Redmont.
(2)	The applicable percentage of ownership of each shareholder is based on the Company’s 19,039,871 issued and outstanding Common Shares as reported in a Form 6-K filed by the Company with the SEC on November 28, 2006 and the understanding that the Company has repurchased certain Common Shares pursuant to a share repurchase plan.

(b) The responses of the Reporting Persons to Items (7) through (11) of the portions of pages 2 through 6 hereto which relate to Common Shares beneficially owned are incorporated herein by reference.

(c) The purchases of 81,000 Common Shares, 62,300 Common Shares and 55,000 Common Shares, by each of Kelley, Marsland and Redmont, respectively, were effected in open market purchases executed through the New York Stock Exchange as set forth in Schedule C. Schedule C is incorporated into and made a part of this Amendment No. 6.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Kelley, Marsland, Redmont, First Tsakos or Tsakos Holdings.

(e) Not applicable.

Item 7. Materials to Be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibit:

Exhibit 1: Joint Filing Agreement, dated December 6, 2006, among Kelley Enterprises Inc., Marsland Holdings Limited, Redmont Trading Corp., First Tsakos Investments Inc. and Tsakos Holdings Foundation.

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 6 is true, complete and correct.

Dated: December 6, 2006

KELLEY ENTERPRISES INC.

By:	/s/ P. Efthimiades
Name:	P. Efthimiades
Title:	Director

MARSLAND HOLDINGS LIMITED

By:	/s/ E. Saroglou
Name:	E. Saroglou
Title:	Director

REDMONT TRADING CORP.

By:	/s/ Thomas K. Zafiras
Name:	Thomas K. Zafiras
Title:	President

FIRST TSAKOS INVESTMENTS INC.

By:	/s/ P. Efthimiades
Name:	P. Efthimiades
Title:	Director

TSAKOS HOLDINGS FOUNDATION

By:	/s/ M.P. Tsakos	/s/ T.K. Zafiras
Name:	M.P. Tsakos	T.K. Zafiras
Title:	Member of the Foundation Council	Member of the Foundation Council

SCHEDULE A

Name of Reporting Persons	Address of the Principal Office
Kelley Enterprises Inc.	Saffrey Square, Suite 205, Park Lane, P.O. Box N-8188, Nassau, Bahamas

Marsland Holdings Limited	FGC Corporate Services Limited, 125 Main Street, PO Box 144, Road Town, Tortola, British Virgin Islands

Redmont Trading Corp.	9 Nikodimon Street, Kastella Piraeus Greece – 185 33

First Tsakos Investments Inc.	34 Efesou Street, Nea Smyrni, Athens, Greece

Tsakos Holdings Foundation	Heiligkreuz 6, Vaduz, Liechtenstein

SCHEDULE B

Kelley Enterprises Inc.

Name	Position	Principal Occupation	Business Address
First Tsakos Investments Inc.	Sole Shareholder		34 Efesou Street, Nea Smyrni, Athens, Greece

Pantelis Nicolas Efthimiades	Director	Retired Shipping Industry Consultant	34 Efesou Street, Nea Smyrni, Athens, Greece

Ioannis Efthimiades	Director	Shipping Industry Consultant	9 Ionias Street, Nea Smyrni, Athens, Greece

Marsland Holdings Limited

Name	Position	Principal Occupation	Business Address
First Tsakos Investments Inc.	Sole Shareholder		34 Efesou Street, Nea Smyrni, Athens, Greece

Ioannis Saroglou	Director	Financial Consultant	86 Mplessa Street Papagos, Greece

Elizabeth Saroglou	Director	Retired	86 Mplessa Street, Papagos, Greece

Redmont Trading Corp.

Name	Position	Principal Occupation	Business Address
Tsakos Holdings Foundation	Sole Shareholder		Heiligkreuz 6, Vaduz, Liechtenstein

Thomas Constantinos Zafiras	Director	Attorney	Tritonos 104, Paleo Faliro, Athens, Greece

Constantinos Zafiras	Director	Legal Consultant	10 Stissichorou Street Athens, Greece

First Tsakos Investments Inc.

Name	Position	Principal Occupation	Business Address
Pantelis Nicolas Efthimiades	Director	Retired Shipping Industry Consultant	34 Efesou Street, Nea Smyrni, Athens, Greece

Elizabeth Saroglou	Director	Retired	86 Mplessa Street, Papagos, Greece

Tsakos Holdings Foundation

Name	Position	Principal Occupation	Business Address
Panayotis Nicolas Tsakos	Foundation Council Member	Self-Employed in the Shipping Industry	Vassilis Sofias 39 Athens, Greece

Maria Panayotis Tsakos	Foundation Council Member	Self-Employed in Business	Stratigou Papayou 16, Ekali, Athens, Greece

Thomas Constantinos Zafiras	Foundation Council Member	Attorney	Tritonos 104, Paleo Faliro, Athens, Greece

Dr. Herbert Oberhuber	Foundation Council Member	Attorney	Unterm Rair 67, Liechtenstein

Pantelis Nicolas Efthimiades	Director	Retired Shipping Industry Consultant	34 Efesou Street, Nea Smyrni, Athens, Greece

SCHEDULE C

Kelley Enterprises Inc.

Date	No. of Shares	Price
5/30/06	2,000	$36.69
5/30/06	1,000	36.68
5/30/06	2,000	36.70
5/30/06	2,000	37.00
5/30/06	3,000	37.00
5/31/06	2,000	36.59
5/31/06	1,000	36.56
5/31/06	2,000	36.60
5/31/06	1,000	36.60
6/2/06	1,000	37.00
6/2/06	100	36.90
6/2/06	900	37.09
6/2/06	1,000	37.09
6/2/06	1,000	37.06
6/2/06	1,000	37.09
6/2/06	2,000	37.12
6/2/06	1,000	37.15
6/2/06	1,000	37.17
6/2/06	1,000	37.09
6/6/06	1,000	36.30
6/6/06	1,000	36.20
6/6/06	1,000	36.21
6/6/06	1,000	36.13
6/6/06	1,000	36.30
6/6/06	1,000	36.40
6/6/06	500	36.35
6/6/06	500	36.39
6/6/06	1,000	36.36
6/6/06	1,000	36.40
6/6/06	1,000	36.23
6/12/06	2,000	35.29
6/12/06	1,000	35.18
6/12/06	1,000	35.34
6/12/06	1,000	35.21
6/12/06	200	35.12
6/12/06	800	35.18
6/12/06	1,000	35.18
6/12/06	1,000	35.13
6/12/06	2,000	35.26
10/24/06	500	43.40
10/24/06	500	43.43
10/24/06	500	43.73
10/24/06	1,500	44.18

Date	No. of Shares	Price
10/24/06	1,000	44.08
10/24/06	1,000	44.29
11/13/06	700	44.31
11/13/06	700	44.27
11/13/06	700	44.21
11/13/06	700	44.22
11/13/06	700	44.21
11/13/06	700	44.21
11/13/06	700	44.24
11/13/06	100	44.20
11/13/06	500	44.20
11/13/06	100	44.20
11/13/06	200	44.18
11/13/06	100	44.19
11/13/06	400	44.19
11/13/06	600	44.30
11/13/06	100	44.29
11/13/06	100	44.23
11/13/06	100	44.23
11/13/06	500	44.23
11/13/06	100	44.23
11/13/06	100	44.23
11/13/06	100	44.24
11/13/06	100	44.24
11/13/06	300	44.24
11/13/06	700	44.16
11/13/06	100	44.05
11/13/06	100	44.05
11/13/06	400	44.06
11/13/06	100	44.18
11/13/06	200	44.17
11/13/06	100	44.17
11/13/06	100	44.17
11/13/06	100	44.18
11/13/06	200	44.20
11/13/06	100	44.13
11/13/06	400	44.15
11/13/06	100	44.15
11/13/06	100	44.15
11/13/06	100	44.13
11/13/06	100	44.13
11/13/06	500	44.14
11/13/06	100	44.13
11/13/06	100	44.13
11/13/06	100	44.18
11/13/06	100	44.18

Date	No. of Shares	Price
11/13/06	100	44.17
11/13/06	100	44.18
11/13/06	100	44.18
11/13/06	200	44.08
11/13/06	400	44.09
11/13/06	100	44.08
11/13/06	100	44.13
11/13/06	400	44.14
11/13/06	200	44.14
11/13/06	100	44.17
11/13/06	100	44.17
11/13/06	400	44.17
11/13/06	600	44.20
11/13/06	100	44.22
11/13/06	200	44.22
11/13/06	100	44.32
11/13/06	200	44.31
11/13/06	100	44.20
11/13/06	100	44.22
11/13/06	400	44.22
11/13/06	100	44.16
11/13/06	100	44.17
11/13/06	100	44.17
11/13/06	100	44.23
11/13/06	200	44.25
11/13/06	300	44.21
11/13/06	300	44.22
11/13/06	600	44.23
11/13/06	100	44.30
11/13/06	100	44.31
11/13/06	100	44.39
11/13/06	100	44.39
11/13/06	100	44.42
11/13/06	100	44.45
11/13/06	100	44.40
11/13/06	500	44.40
11/13/06	100	44.48
11/13/06	100	44.48
11/13/06	100	44.48
11/13/06	200	44.54
11/13/06	100	44.54
11/29/06	2,500	44.75
11/29/06	1,000	44.71
11/29/06	1,500	44.78
11/29/06	1,400	44.78
11/29/06	1,100	44.79
11/29/06	2,500	44.72
Total	81,000	$3,226,011

Marsland Holdings Limited

Date	No. of Shares	Price
6/1/06	1,000	$37.10
6/1/06	1,000	36.97
6/1/06	1,000	37.08
6/1/06	1,000	37.18
6/1/06	1,000	37.18
6/1/06	1,000	37.12
6/1/06	1,000	37.17
6/1/06	1,000	37.18
6/1/06	1,000	37.17
6/1/06	1,000	37.13
6/7/06	1,000	36.14
6/7/06	1,000	35.98
6/7/06	1,000	35.99
6/7/06	1,000	36.00
6/7/06	300	35.90
6/7/06	700	35.96
6/7/06	1,000	35.99
6/7/06	1,000	35.90
6/7/06	1,000	36.06
6/7/06	1,000	35.99
6/7/06	1,000	35.88
6/14/06	1,000	34.65
6/14/06	900	34.72
6/14/06	100	34.73
6/14/06	1,000	34.80
6/14/06	1,000	34.75
6/14/06	1,000	34.78
6/14/06	1,000	34.73
6/14/06	1,000	34.71
6/14/06	1,000	34.75
6/14/06	100	34.72
6/14/06	900	34.82
6/14/06	1,000	34.82
6/14/06	1,000	34.85
6/14/06	1,000	34.84
6/14/06	1,000	34.90
6/14/06	1,000	34.87
6/14/06	1,000	34.84
10/23/06	150	43.34
10/23/06	150	43.34
10/23/06	100	43.45
10/23/06	150	43.47
10/23/06	50	43.45
10/23/06	250	43.47

Date	No. of Shares	Price
10/23/06	50	43.47
10/23/06	150	43.43
10/23/06	50	43.48
10/23/06	100	43.48
10/23/06	300	43.32
10/23/06	250	43.31
10/23/06	200	43.43
10/23/06	50	43.48
10/23/06	150	43.36
10/23/06	50	43.37
10/23/06	50	43.37
10/23/06	250	43.34
10/23/06	200	43.32
10/23/06	50	43.32
10/23/06	250	43.37
10/23/06	50	43.26
10/23/06	200	43.26
10/23/06	250	43.28
10/23/06	200	43.32
10/23/06	50	43.32
10/23/06	150	43.34
10/23/06	100	43.34
10/23/06	100	43.35
10/23/06	150	43.35
10/23/06	200	43.37
10/23/06	50	43.37
10/23/06	50	43.39
10/23/06	50	43.40
10/23/06	150	43.41
10/23/06	200	43.42
10/23/06	50	43.42
11/14/06	2,000	44.30
11/14/06	700	44.09
11/14/06	300	44.12
11/14/06	1,000	44.12
11/14/06	1,000	44.11
11/14/06	1,000	44.00
11/14/06	1,000	44.03
11/14/06	2,000	43.97
11/14/06	1,000	43.90
11/14/06	1,000	43.84
11/14/06	1,000	43.98
11/14/06	1,000	43.99
11/14/06	400	44.00
11/14/06	600	44.03
11/14/06	1,000	44.05
11/14/06	700	44.14
11/14/06	300	44.19
11/14/06	1,000	44.29
11/14/06	1,000	44.27
11/14/06	1,000	44.24
11/14/06	1,000	44.24
11/16/06	2,300	44.65
Total	62,300	$2,454,357

Redmont Trading Corp.

Date	No. of Shares	Price
5/26/06	100	$36.66
5/26/06	100	36.66
5/26/06	200	36.70
5/26/06	200	36.70
5/26/06	200	36.67
5/26/06	200	36.69
5/26/06	300	36.69
5/26/06	200	36.69
5/26/06	100	36.69
5/26/06	100	36.70
5/26/06	200	36.70
5/26/06	300	36.69
5/26/06	300	36.66
5/26/06	100	36.70
5/26/06	200	36.70
5/26/06	300	36.70
5/26/06	300	36.69
5/26/06	300	36.70
5/26/06	300	36.69
5/26/06	100	36.64
5/26/06	200	36.67
5/26/06	200	36.65
5/26/06	100	36.69
5/26/06	100	36.67
5/26/06	100	36.67
5/26/06	100	36.68
5/26/06	300	36.70
5/26/06	300	36.70
5/26/06	300	36.68
5/26/06	100	36.65
5/26/06	200	36.63
5/26/06	100	36.60
5/26/06	200	36.61
5/26/06	300	36.60
5/26/06	200	36.60
5/26/06	100	36.60
5/26/06	300	36.68
5/26/06	200	36.68
5/26/06	100	36.70
5/26/06	100	36.64
5/26/06	200	36.64
5/26/06	100	36.61
5/26/06	200	36.60
5/26/06	300	36.64

Date	No. of Shares	Price
5/26/06	300	36.60
5/26/06	100	36.60
5/26/06	200	36.63
5/26/06	100	36.62
5/26/06	200	36.63
5/26/06	100	36.62
5/26/06	200	36.62
5/26/06	100	36.63
5/26/06	100	36.64
5/26/06	100	36.65
6/9/06	500	35.30
6/9/06	500	35.07
6/9/06	1,000	35.68
6/9/06	500	35.29
6/9/06	500	35.02
6/9/06	1,000	35.02
6/9/06	1,000	35.01
6/9/06	1,000	35.20
6/9/06	1,000	35.13
6/9/06	1,000	35.09
6/9/06	1,000	35.09
6/9/06	500	35.07
6/9/06	500	35.03
6/13/06	1,000	34.17
6/13/06	1,000	34.20
6/13/06	1,000	34.12
6/13/06	1,000	33.99
6/13/06	1,000	33.85
6/13/06	1,000	33.80
6/13/06	1,000	33.75
6/13/06	2,000	34.19
6/13/06	1,000	34.10
10/23/06	150	43.34
10/23/06	150	43.34
10/23/06	100	43.45
10/23/06	150	43.47
10/23/06	50	43.45
10/23/06	250	43.47
10/23/06	50	43.47
10/23/06	150	43.43
10/23/06	50	43.48
10/23/06	100	43.48
10/23/06	300	43.32
10/23/06	250	43.31
10/23/06	200	43.43
10/23/06	50	43.48

Date	No. of Shares	Price
10/23/06	150	43.36
10/23/06	50	43.37
10/23/06	50	43.37
10/23/06	250	43.34
10/23/06	200	43.32
10/23/06	50	43.32
10/23/06	250	43.37
10/23/06	50	43.26
10/23/06	200	43.26
10/23/06	250	43.28
10/23/06	200	43.32
10/23/06	50	43.32
10/23/06	150	43.34
10/23/06	100	43.34
10/23/06	100	43.35
10/23/06	150	43.35
10/23/06	200	43.37
10/23/06	50	43.37
10/23/06	50	43.39
10/23/06	50	43.40
10/23/06	150	43.41
10/23/06	200	43.42
10/23/06	50	43.42
11/15/06	2,000	44.38
11/15/06	200	44.47
11/15/06	1,800	44.58
11/15/06	350	44.51
11/15/06	1,250	44.60
11/15/06	4,000	44.98
11/15/06	400	44.95
11/15/06	2,000	44.85
11/15/06	2,000	44.79
11/15/06	2,000	44.79
11/15/06	500	44.83
11/15/06	2,000	44.93
11/15/06	1,500	44.93
Total	55,000	$2,171,066

EXHIBIT INDEX

The following materials are filed as Exhibits to this Amendment No. 6:

Exhibit 1: Joint Filing Agreement, dated December 6, 2006, among Kelley Enterprises Inc., Marsland Holdings Limited, Redmont Trading Corp., First Tsakos Investments Inc. and Tsakos Holdings Foundation.